UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated July 3, 2009, announcing (i) the exercise of a purchase option by Seadrill Ltd. for the Company's jack-up drilling rig, the West Ceres, and (ii) information relating to the Company's dividend with respect to the first quarter of 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, and the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: July 7, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 1011036

Exhibit 1

SFL – Seadrill exercising a purchase option for West Ceres and 1Q09 dividend information

Press release from Ship Finance International Limited, July 3, 2009

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or "the Company") today announced that Seadrill Ltd. ("Seadrill") has exercised a purchase option for the jack-up drilling rig West Ceres in combination with a sale of the rig to an unrelated third party.

The Company acquired the drilling rig in 2006 from Seadrill in combination with a 15-year bareboat charter back, where Seadrill also was granted certain purchase options, first time in 2009.  The pre-agreed option price for the West Ceres is $135.5 million and net cash proceeds to the Company will be approximately $40 million after prepayment of the outstanding loan. The sale will be neutral with respect to book gain/loss on sale of assets.

The Company also refers to the announcement of the first quarter 2009 dividend payable in cash or, at the shareholders request, in newly issued common shares on or about July 6, 2009.

Shareholders beneficially owning approximately 47% of our outstanding shares have elected to receive 0.0265 common shares for each share held, and approximately 0.9 million new common shares will be issued as a result of such elections. The remaining shareholders will receive a cash dividend payment of $0.30 per share.

Any questions relating to the dividend payment should be directed to your broker, bank, or other nominee, or alternatively to BNY Mellon, our transfer agent:

U.S. Toll Free: 1-800-301-3489
International: +1 201 680 6578
http://www.melloninvestor.com

July 3, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 2311 4012 / +47 9344 0960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 67 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, one dry-bulk carrier, 13 container vessels, six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.